

Nasdaq Regulation

Nasdaq

William Slattery, CFA
Vice President
Listing Qualifications

By Electronic Mail

February 4, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

By letter dated February 6, 2018, we advised you that The Nasdaq Stock Market (the "Exchange") had received a Form 8-A from TFI TAB Gida Yatirimlari A.S. for registration of its American Depositary Shares and the Exchange had approved the security for listing and registration upon official notice of issuance.

Since then, we have been advised that the company wishes to withdraw its application to list the security on the Exchange. Accordingly, we hereby withdraw our earlier certification of approval.

Sincerely,

William Slattery